U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING 0-28936 (SEC FILE NUMBER)
(Check One):	☒	Form 10-K and Form 10-KSB	☐	Form 10-Q and Form 10-QSB	☐	Form 11-K	☐	Form 10-Q and Form 10-QSB	☐	Form N-SAR

	For Period Ended:				December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6, 7 & 8 of Form 10-K

Part I — Registrant Information
Gold Banc Corporation, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
11301 Nall Avenue Address of Principal Executive Office (Street and Number)
Leawood, KS 66211 City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule-12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

  Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant filed on March 31, 2003 only those parts of its Annual Report of Form 10-K that it was able to file without unreasonable effort or expense. Due to the events summarized below, and recent decisions regarding how to properly account for such events, the Registrant was not able to prepare complete financial statements, a management's discussion and analysis or selected financial data, and KPMG LLP, the Registrant's independent auditors, was unable under professional standards to issue its audit report on the Registrant's financial statements as of and for the fiscal year ended December 31, 2002 before completing its review of the report of the internal investigation described below and to directly assess certain of the matters addressed therein as well as certain related matters.

  The Audit Committee of the Registrant is leading an internal investigation with assistance from its independent legal counsel, forensic accountants and the Registrant's internal audit department, into misconduct involving Michael W. Gullion, the Registrant's former Chief Executive Officer. The internal investigation is substantially complete. The Registrant is preparing financial statements, management's discussion and analysis and selected financial data and working closely with KPMG to satisfy KPMG's remaining informational requirements as quickly as possible in an effort to obtain the audit report within 15 days after the date hereof so that the Registrant can amend its Form 10-K within that same time period in order to include the omitted items and thereby deem the Form 10-K, as so amended, to have been timely filed on March 31, 2003.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification
	Rick J. Tremblay	913	451-8050
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gold Banc Corporation, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD BANC CORPORATION, INC.
Date:	March 31, 2003	By	/s/ Malcolm M. Aslin
Malcolm M. Aslin Chief Executive Officer